COMPARATIVE EVALUATION OF ONSET AND ANTICONVULSANT ACTION OF LORAZEPAM ORAL SPRAY *vs* INJECTABLE SOLUTION


COMPARISON OF ANTI-SEIZURES ACTIVITY OF INJECTABLE AND ORAL SPRAY LORAZEPAM FORMULATIONS
PTZ clonic seizures threshold, mg/kg
150
135
120
105
90
75
60
45
Injection
Oral spray
49.8
79.4
121.4
48.2
73.9
116.6
Vehicle control
LRZ inj.sol i.p.3 min
LRZ inj.sol i.p. 5 min
LRZ injectable solution oral spray 5 min
LRZ #51 oral spray 3 min
LRZ #51 oral spray 5 min
CONFIDENTIAL
4

ANIMAL MODEL DESCRIPTION

Animals: CD-1 mice, weight 25-30 g
Seizure induction: rate controlled intravenous infusion of Pentamethylenetetrazole solution (timed PTZ iv model)
Seizure threshold evaluation – by cumulative dose of PTZ
Intraoral (sublingual) delivery using calibrated microliter syringe with feeding needle
Comparator – Lorazepam injection solution, administered intraperitoneally
Lorazepam was administered in a dose of 2.5 mg/kg at 3 and 5 minutes before initiation of PTZ infusion

PRELIMINARY RESULTS

Intraoral transmucosal Lorazepam self-nanoemulsifying drug delivery system (SNEDDS) can effectively suppress seizures
SNEDDS with Lorazepam, administered 3 and 5 minutes before PTZ infusion, showed anti-seizure efficacy equivalent to parenteral administration of Lorazepam injectable solution in same dose and same time points